UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                                (Amendment No. 1)

                    Under the Securities Exchange Act of 1934


                           ADAGIO ACQUISITION I, INC.
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                                (Name of Issuer)


                    Common Stock, par value $0.0001 per share
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                         (Title of Class of Securities)


                                      None
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                                 (CUSIP Number)


                           ADAGIO ACQUISITION I, INC.
                               535 Madison Avenue
                               New York, NY 10022
                                 (212) 418-8573
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  June 26, 2006
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             (Date of Event which Requires Filing of this Statement)


      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. None
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1.    Names of Reporting Persons. I.R.S. Identification Nos. of above persons
      (entities only).

      William Dioguardi
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2.    Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                         (a) |_|
                                                                         (b) |_|
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3.    SEC Use Only


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4.    Source of Funds (See Instructions) (See item 3)

      PF
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5.    Check if Disclosure of Legal Proceedings Is Required Pursuant to
      Items 2(d) or 2(e)
                                                                             |_|
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6.    Citizenship or Place of Organization

      U.S.A
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Number of         7.    Sole Voting Power
Shares
Beneficially            60,000
Owned by          --------------------------------------------------------------
Each              8.    Shared Voting Power
Reporting
Person
With              --------------------------------------------------------------
                  9.    Sole Dispositive Power

                        60,000
                  --------------------------------------------------------------
                  10.   Shared Dispositive Power


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11.   Aggregate Amount Beneficially Owned by Each Reporting Person

      60,000
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12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)
                                                                             |_|
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13.   Percent of Class Represented by Amount in Row (11)

      100%
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14.   Type of Reporting Person (See Instructions)

      IN
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

Item 1. Security and Issuer.

      This Schedule 13D/A relates to the common stock, par value $0.0001 per share (the "Common Stock") of Adagio Acquisition I, Inc., whose principal executive offices are located at 535 Madison Avenue, New York, NY 10022 (the "Issuer").

Item 2. Identity and Background.

      (a) The name of the reporting person is William Dioguardi (the "Reporting Person").

      (b) The business address of the Reporting Person is 535 Madison Avenue, New York, NY 10022.

      (c) The Reporting Person's present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted is President of Spencer Trask Ventures, Inc., a registered broker-dealer ("STVI"). STVI's business address is 535 Madison Avenue, New York, New York 10022 .

      (d) The Reporting Person has not been convicted in any criminal proceedings during the last five years.

      (e) The Reporting Person has not been a party to any civil proceedings during the last five years.

      (f) The Reporting Person is a citizen of U.S.A..

Item 3. Source and Amount of Funds or Other Consideration.

      The Reporting Person sold to the Issuer and the Issuer redeemed 1,440,000 shares of Common Stock for cash consideration equal to $144.00.

Item 4. Purpose of Transaction.

      (a) None.

      (b) The Reporting Person sold the 1,440,000 shares of Common Stock to the Issuer pursuant to that certain Redemption Agreement dated June 26, 2006.

      (c) through (j) None.

Item 5. Interest in Securities of the Issuer.

      None.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

      None.

Item 7. Material to Be Filed as Exhibits.

      None.

Signature.

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    June 28, 2006

                                    WILLIAM P. DIOGUARDI


                                    /s/ William P. Dioguardi
                                    -----------------------------